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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              The Gillette Company
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               Delaware                                       04-1366970
(STATE OF INCORPORATION OR ORGANIZATION)                   (I.R.S. EMPLOYER
                                                          IDENTIFICATION NO.)

 Prudential Tower Building, Boston, MA                           02199
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. | |

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. | |

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class               Name of Each Exchange on Which
      to be so Registered               Each Class is to be Registered
      -------------------               ------------------------------
Common Stock, $1.00 par value              New York Stock Exchange

Preferred Stock Purchase Rights            Boston Stock Exchange

                                           Chicago Stock Exchange

                                           Pacific Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      Item 1 of the Form 8-A is hereby amended so as to read in its entirety as follows:

      The authorized capital stock of The Gillette Company, a Delaware Corporation (the "Company") consists of 2,320,000,000 shares of common stock, $1.00 par value (the "Common Stock"), and 5,000,000 shares of preferred stock, without par value.

COMMON STOCK

      Subject to the preferences of any outstanding preferred stock, the holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors and paid by the Company. The holders of the Common Stock are entitled to one vote per share and to share ratably, after provision for payment of creditors and for any payments to which the holders of any outstanding preferred stock may be entitled, in the assets of the Company in the event of any liquidation, dissolution or winding-up of the Company. There is no cumulative voting. Other than the preferred stock purchase rights (the "Rights") referred to below, holders of the Common Stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions applicable thereto. The Board of Directors is authorized to issue from time to time all of the authorized and unissued shares of Common Stock.

      The Bank of New York is the registrar and transfer agent of the shares of Common Stock.

      At January 31, 2003, 1,044,224,346 shares of Common Stock were outstanding and held of record by 45,103 holders.

PREFERRED STOCK

      The Board of Directors of the Company is authorized to fix the terms of one or more series of a class of preferred stock and to issue from time to time any or all of the authorized and unissued shares of preferred stock. Issues of preferred stock may limit or qualify the rights of the holders of the Common Stock.

Preferred Stock Purchase Rights

      On December 14, 1995, the Board of Directors of the Company entered into a Renewed Rights Agreement between the Company and The First National Bank of Boston (the "1995 Agreement") that renewed its existing Rights Agreement, dated as of November 26, 1986, as amended and restated as of January 17, 1990 (the "Existing Rights Agreement") and declared a dividend distribution of one Right for each share of Common Stock, and 40 Rights for each share of the Company's Series C ESOP Convertible Preferred Stock, no par value per share (which was subsequently redeemed),


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outstanding upon the "Expiration Date" under the Existing Rights Agreement (the
"Record Date"). The Record Date occurred on December 9, 1996. At December 31, 2002, the Company had 522,000,000 Rights outstanding, representing one-half Right for each share of Common Stock outstanding. Each Right may be exercised to purchase one ten-thousandth of a share of Series A Junior Participating Preferred Stock, without par value, of the Company (the "Preferred Stock"), at a purchase price (the "Purchase Price") of $225. On March 13, 2003, the Board of Directors adopted and approved Amendment No. 1 to the 1995 Agreement between the Company and The Bank of New York, a New York banking corporation, as successor Rights Agent ("Amendment No. 1"). The 1995 Agreement as amended by Amendment No. 1 is referred to herein as the "Renewed Rights Agreement". The description and terms of the Rights are set forth in a Renewed Rights Agreement. Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Renewed Rights Agreement.

      The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days (or such specified or unspecified later date as the Company's Board of Directors may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions (an "Acquiring Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date") or (ii) 10 business days (or such specified or unspecified later date as the Company's Board of Directors may determine before a Distribution Date occurs) following the Commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person.

      Until a Distribution Date, (i) the Rights will be evidenced by the certificates for Common Stock and will be transferred with and only with such Common Stock certificates and (ii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

      The Rights are not exercisable until a Distribution Date and will expire on December 14, 2005 (the "Final Expiration Date"), subject to extension, unless earlier redeemed or expired under the terms of the Renewed Rights Agreement.

      As soon as practicable after a Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and from and after the Distribution Date, the separate Rights Certificates alone will evidence the Rights. Except as otherwise required by the Renewed Rights Agreement or determined by the Board of Directors of the Company, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

      In the event (a "Flip-In Event") a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a


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price and on terms which a majority of the Company's Outside Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "fair offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-In Event, all Rights that are, or (under circumstances specified in the Renewed Rights Agreement) were, beneficially owned by certain Acquiring Persons (or by certain related parties) will be null and void in the circumstances set forth in the Renewed Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

      In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (with certain exceptions) and the Company shall not be the surviving entity or (ii) the Company shall take part in a merger or other business combination transaction (with certain exceptions) in which all or part of the outstanding shares of Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the Purchase Price of the Right.

      The Purchase Price payable and the number of shares of Preferred Stock (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock or (iii) upon distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Preferred Stock upon the exercise of any Right or Rights (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock). In lieu thereof, a cash payment may be made, as provided in the Renewed Rights Agreement.

      At any time until 10 business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment, payable, at the option of the Company, in cash, Common Stock or such other consideration as the Board of Directors may deem appropriate. Immediately


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upon the effectiveness of the action of the Company's Board of Directors ordering redemption of the Rights, the Rights will terminate, and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The terms of the Rights, other than key financial terms and the date on which the Rights expire, may be amended by the Board of Directors of the Company prior to a Distribution Date. Thereafter, the provisions of the Renewed Rights Agreement may be amended by the Board of Directors of the Company only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Renewed Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable; and provided further, however, that, notwithstanding the foregoing, the Board of Directors of the Company may amend the Renewed Rights Agreement to increase the Purchase Price or extend the Final Expiration Date of the Rights at any time prior to the (i) existence of an Acquiring Person or (ii) commencement of a tender or exchange offer that would result in a person becoming an Acquiring Person.

      The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on an unsolicited basis without conditioning the offer on a substantial number of Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Board of Directors of the Company.

      The form of the 1995 Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the form of Rights Certificate, is incorporated by reference herein. The description and terms of the material provisions of Amendment No. 1 is qualified in its entirety by the text of Amendment No. 1 itself, a copy of which is filed herewith as
Exhibit 1.9 and incorporated by reference herein. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits.

Series A Junior Participating Preferred Stock

      The Board of Directors of the Company has reserved 400,000 shares of Preferred Stock for issuance upon exercise of the Rights. The Preferred Stock may be issued in fractional shares. The shares of Preferred Stock have the following terms:

      - Dividends. Each share of Preferred Stock will be entitled to receive cumulative quarterly cash dividends payable on the fifteenth day of January, April, July and October in each year. These dividends are payable at the greater of (a) $20 or (b) 10,000 times the


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aggregate per share amount of all dividends and distributions declared on the
Common Stock, other than a dividend payable in shares of Common Stock, since the previous quarterly dividend payment date for the Preferred Stock. The dividend may change due to anti-dilution adjustments. This dividend right is subordinate to the payment of dividends on any other senior preferred stock.

      - Voting. Holders of shares of Preferred Stock will be entitled to 10,000 votes on all matters submitted to a vote of the Company's stockholders. The number of votes per share of Preferred Stock may change due to anti-dilution adjustments. Holders of shares of Preferred Stock will vote together with the holders of shares of Common Stock as a single class, except as otherwise required by law. If at the time of any annual meeting of stockholders for the election of directors the amount of accrued but unpaid dividends upon the Preferred Stock is equal to six full quarterly dividends, the holders of shares of Preferred Stock, voting separately as a class, will have the right to elect two members of the Board of Directors. This right will continue until all accrued dividends are paid. In addition, while dividends on the Preferred Stock are unpaid as described above, the terms of the Preferred Stock limit the Company's ability to pay dividends and to redeem, repurchase or otherwise acquire shares of Common Stock.

      - Liquidation. If the Company is liquidated, dissolved or wound-up, holders of the Preferred Stock will be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the Preferred Stock, an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to the greater of (a) $200 per share or (b) 10,000 times the aggregate per share amount to be distributed to holders of the Common Stock. The ratio in clause (b) may change due to anti-dilution adjustments.

      - Consolidations, mergers and similar transactions. If a consolidation, merger, combination or similar transaction occurs and shares of Common Stock are exchanged for or changed into stock or securities of another company, cash and/or other property, then the shares of Preferred Stock will be similarly exchanged or changed. Each share of Preferred Stock will be exchanged or changed in an amount per share equal to 10,000 times the aggregate amount of stock, securities, cash and/or other property payable in kind into which or for which each share of Common Stock is changed or exchanged. This ratio may change due to anti-dilution adjustments.

      - Ranking. The shares of any future series of preferred stock will rank on an equal basis with the Preferred Stock with respect to dividends and/or liquidation preference, unless the Company's Board of Directors determines that these future series will be senior to the Preferred Stock.

      - Redemption. The Preferred Stock may not be mandatorily redeemed by the Company.


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PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE
LAW AFFECTING CHANGES IN CONTROL

      In addition to several of the provisions described above, provisions of the Company's Certificate of Incorporation and bylaws and Delaware law, including some of those described below, may have anti-takeover effects.

      - Board of Directors. Under Article 9 of the Company's Certificate of Incorporation and the related provisions of Article XIII of the Company's bylaws, the Company's Board of Directors is classified into three classes. Each class is as equal in number as possible. One class is elected each year for a three-year term. A director may be removed for cause only by the majority vote of the outstanding shares entitled to vote. The affirmative vote of at least 75% of the votes of the shares entitled to vote is required to amend or repeal
Article 9 of the Certificate of Incorporation or to adopt any provision inconsistent with those articles.

      - Meetings of stockholders. The bylaws provide that special meetings of stockholders may be called only by the Company's Chief Executive Officer or by the Company's Board of Directors. The bylaws also provide that in general the Company must receive stockholder proposals intended to be presented at an annual meeting of stockholders, including proposals for the nomination of directors, not less than 90 days in advance of the anniversary date of the prior year's annual meeting.

      - Indemnification. The Company's bylaws contain provisions requiring the Company to indemnify any of the Company's directors, officers or employees to the fullest extent permitted under Delaware law. The Company's Certificate of Incorporation provides that a director will not be personally liable to the Company or to the Company's stockholders for monetary damages arising out of the director's breach of that person's fiduciary duty as a director, except to the extent that Delaware law does not permit exemption from such liability.

      - Amendment of bylaws. The Company's Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Company, except as provided in the Company's Certificate of Incorporation. The stockholders may also adopt, amend or repeal the bylaws.

      - Delaware law. The Company is governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, this statute prohibits a publicly held Delaware corporation like the Company from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder. This prohibition does not apply to a business combination approved in a manner described in the statute or if the stockholder acquires at least 85% of the Company's outstanding stock, excluding stock held by directors who are also officers and specified employee rights plans. An "interested stockholder" is generally considered to be:

            -     a person who owns 15% or more of the Company's voting stock,


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            -     a person who is an affiliate of the Company and owned 15% or more of the Company's voting stock within the prior three years, or

            -     an affiliate of either of these persons.

ITEM 2. EXHIBITS.

1.1 Composite Certificate of Incorporation of The Gillette Company, as amended, filed as Exhibit 1.1 to The Gillette Company Registration Statement filed on Form 8-A on January 11, 2001, Commission File No. 1-922, incorporated by reference herein.

1.2 The Bylaws of The Gillette Company, as amended March 14, 2002, filed as
Exhibit 3(a) to The Gillette Company Quarterly Report on Form 10-Q for the period ended March 31, 2002, Commission File No. 1-922, incorporated by reference herein.

1.3 Specimen of form of certificate representing ownership of The Gillette Company Common Stock, $1.00 par value, effective January 21, 2003, filed as
Exhibit 4(a) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 2002, Commission File No. 1-922, incorporated by reference herein.

1.4 Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of The Gillette Company, filed as Exhibit A to Exhibit 1 to The Gillette Company Current Report on Form 8-K, dated December 30, 1985, Commission File No. 1-922, incorporated by reference herein.

1.5 Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of The Gillette Company, dated December 9, 1996, filed as Exhibit 4(c) to The Gillette Company Annual Report on Form 10-K for the year ended December 31, 1996, Commission File No. 1-922, incorporated by reference herein.

1.6 Renewed Rights Agreement, dated as of December 14, 1995, between The Gillette Company and The First National Bank of Boston, filed as Exhibit 4 to The Gillette Company Current Report on Form 8-K, dated December 18, 1995, Commission File No. 1-922, incorporated by reference herein.

1.7 Certificate of Amendment relating to an increase in the amount of authorized shares of preferred stock and common stock, filed as Exhibit 3 (i) to The Gillette Company Quarterly Report on Form 10-Q for the period ended March 31, 1998, Commission File No. 1-922, incorporated by reference herein.

1.8 The Gillette Company Registration Statement filed on Form 8-A, dated January 11, 2001, revising the description of The Gillette Company's registered securities and corresponding rights, Commission File No. 1-922, incorporated by reference herein.

1.9 Amendment No. 1 to the Renewed Rights Agreement, dated as of March 24, 2003, between The Gillette Company and The Bank of New York, as successor Rights Agent, filed herewith.


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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          THE GILLETTE COMPANY


                                          By: /s/ William J. Mostyn III
                                             ___________________________
                                             Name: William J. Mostyn III
Date: March 25, 2003                         Title: Secretary


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